UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

Altisource Portfolio Solutions S.A.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

L0175J104
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons William C. Erbey (“Mr. Erbey”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 5,452,489 (1)
		8.	Shared Voting Power 548,220 (2)
		9.	Sole Dispositive Power 5,452,489 (1)
		10.	Shared Dispositive Power 548,220 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,709 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.5%*
14.	Type of Reporting Person (See Instructions) IN
____________

(1)
Includes 5,452,489 shares of common stock held by Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”) of which the Christiansted Trust, a U.S. Virgin Islands trust (the “C-Trust”), the Frederiksted Trust, a U.S. Virgin Islands trust (the “F-Trust”), and Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding”) are members.  Erbey Holding is wholly owned by the Carisma Trust, a Nevada trust, the trustee of which is Venia, LLC, a Nevada limited liability company (“Venia” and, together with Mr. Erbey, E. Elaine Erbey (“Mrs. Erbey”), Erbey Holding, Salt Pond, the C-Trust, the F-Trust and the Carisma Trust, the “Reporting Persons”).  The members of Venia are Mrs. Erbey, John Erbey (Mr. Erbey’s brother) and Andrew Burnett, although Mr. Erbey is given sole investment and voting control over any securities owned by Venia or the Carisma Trust.  Mr. Erbey, John Erbey, Mrs. Erbey and Salt Pond are co-trustees of the C-Trust.  Mr. Erbey, John Erbey, and Salt Pond are co-trustees of the F-Trust.  Mr. Erbey, Erbey Holding, the C-Trust, the F-Trust, the Carisma Trust and Venia each may be deemed to beneficially own the 5,452,489 shares of common stock held by Salt Pond.

(2)	Shares of common stock held by his spouse, Mrs. Erbey.
(3)	Includes (a) 548,220 shares of common stock held by Mrs. Erbey and (b) 5,452,489 shares of common stock held by Salt Pond.

1.	Names of Reporting Persons E. Elaine Erbey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 548,220 (4)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 548,220 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,220 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.06%*
14.	Type of Reporting Person (See Instructions) IN
____________

(4)	Shares held directly by Mrs. Erbey.

1.	Names of Reporting Persons Christiansted Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (5)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%*
14.	Type of Reporting Person (See Instructions) OO
____________

(5)	Includes 5,452,489 shares held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons Frederiksted Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (6)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%*
14.	Type of Reporting Person (See Instructions) OO
____________

(6)	Includes 5,452,489 shares held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons Erbey Holding Corporation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (7)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (7)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%*
14.	Type of Reporting Person (See Instructions) CO
____________

(7)	Includes 5,452,489 shares held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons Carisma Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (8)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (8)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (8)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%*
14.	Type of Reporting Person (See Instructions) OO
____________

(8)	Includes 5,452,489 shares held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons Venia, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (9)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (9)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%*
14.	Type of Reporting Person (See Instructions) OO
____________

(9)	Includes 5,452,489 shares held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons Salt Pond Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 5,452,489 (10)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 5,452,489 (10)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,489 (10)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%*
14.	Type of Reporting Person (See Instructions) OO
____________

(10)	Shares held directly by Salt Pond Holdings, LLC.
*	The ownership percentage for each Reporting Person is based upon 17,904,739 shares outstanding as of October 20, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017.

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) originally filed jointly by William C. Erbey (the “Principal Reporting Person”), Mrs. Erbey, FF Plaza Limited Partnership (“FF Plaza”), Delaware Permanent Corporation (“Delaware Permanent”) and Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding”) with the Securities and Exchange Commission on November 1, 2011 (as amended by Amendment No. 1 originally filed on January 16, 2015, Amendment No. 2 originally filed on March 4, 2015, Amendment No. 3 originally filed on March 6, 2015, Amendment No. 4 originally filed on April 12, 2016, Amendment No. 5 originally filed on August 8, 2016, Amendment No. 6 originally filed on August 12, 2016 and Amendment No. 7 originally filed on November 23, 2016 (“Amendment No. 7”), the “Schedule 13D”).  This Amendment 8 is filed by the Principal Reporting Person, Mrs. Erbey, Erbey Holding, Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”), the Christiansted Trust (the “C-Trust”), the Frederiksted Trust (the “F-Trust”), the Carisma Trust and Venia, LLC, a Nevada limited liability company (“Venia”) (collectively, the “Reporting Persons”).  The Principal Reporting Person beneficially owns all of the shares of Altisource Portfolio Solutions S.A., a company organized under the laws of Luxembourg (the “Issuer”) beneficially owned by all of the Reporting Persons.  Since the filing of Amendment No. 7, (a) Salt Pond pledged a portion of its shares of the Issuer to UBS Financial Services Inc. (the “Lender”) pursuant to the margin agreement provision of its brokerage agreement with the Lender and (b) the Principal Reporting Person transferred his directly held interest in Erbey Holding to the Carisma Trust, the trustee of which is Venia.  The pledge and the transfer of the Principal Reporting Person’s interest in Erbey Holding did not change the Principal Reporting Person’s beneficial ownership of shares of the Issuer.  This Amendment No. 8 reflects the pledge by Salt Pond and the reorganization of ownership of shares of the Issuer by the Principal Reporting Person.

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, par value $1.00 per share (“Common Stock”), of the Issuer.  The principal executive offices of the Issuer are located at 40, avenue Monterey, L-2163 Luxembourg City, Grand Duchy of Luxembourg.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a) This Amendment No. 8 is filed jointly by each of the Reporting Persons.  E. Elaine Erbey is Mr. Erbey’s spouse.  The trustees of the C-Trust are Mr. Erbey, Mrs. Erbey, Mr. John Erbey (Mr. Erbey’s brother) and Salt Pond.  The trustees of the F-Trust are Mr. Erbey, Mr. John Erbey and Salt Pond.  The members of Salt Pond are Erbey Holding, the C-Trust and the F-Trust.  Erbey Holding is wholly owned by the Carisma Trust, the trustee of which is Venia.  The members of Venia are Mrs. Erbey, Mr. John Erbey and Mr. Andrew Burnett.

(b) Mr. and Mrs. Erbey’s business address is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of Salt Pond is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of Erbey Holding is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of the C-Trust, a U.S. Virgin Islands trust, is P.O. Box

25390, Christiansted, Virgin Islands 00824. The principal office of the F-Trust, a U.S. Virgin Islands trust, is P.O. Box 25390, Christiansted, Virgin Islands 00824.  The principal office of the Carisma Trust, a Nevada trust, and Venia is 5348 Vegas Drive, Suite C, Las Vegas, Nevada 89108.

(c) As announced on December 22, 2014, Mr. Erbey stepped down from his position as a director and Chairman of the Board of Directors of the Issuer effective January 16, 2015 pursuant to a consent order between Ocwen Financial Corporation (“Ocwen”) and the New York State Department of Financial Services (the “Consent Order”).  Mr. Erbey also stepped down as an officer and director of Ocwen and from the boards of Ocwen’s related companies at that time.  Erbey Holding is a holding company for the investment of securities.  Mrs. Erbey is Chief Financial Officer of Salt Pond.  Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses.  The C-Trust, the F-Trust and the Carisma Trust are irrevocable non-grantor trusts.  Venia serves as a trustee of trusts for the benefit of the spouse of the Principal Reporting Person.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. and Mrs. Erbey are U.S. citizens.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following:

(b) Margin Account

On December 1, 2017, Salt Pond elected to implement the margin agreement provision of its brokerage agreement with the Lender.  As security for its obligation under the margin agreement, Salt Pond has pledged 1,300,000 shares of the Issuer’s common stock to the Lender.  All voting rights and rights to receive dividends and distributions with respect to the pledged shares will remain with Salt Pond unless and until an event of default under the margin agreement occurs.  Pursuant to an agreement, dated October 30, 2017, entered into by and between the Principal Reporting Person and the Lender, the Lender agrees that it will not lend, pledge, re-pledge, hypothecate or re-hypothecate any of the pledged shares of the Issuer to any affiliate of the Lender or others.  The Lender further agrees that in the event it sells any of the pledged shares pursuant to its rights under the margin agreement provision of its brokerage agreement, it will do so in accordance with the requirements of Rule 144 to the extent applicable to sales by a non-affiliate pledgee.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 17,904,739 shares of Common Stock outstanding as of October 20, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017.

(b) The Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages of this Schedule 13D relating to such person and are hereby incorporated by reference in this Item 5.

(c) Transactions since Amendment No. 7: None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

Item 4 above summarizes the margin agreement of the brokerage agreement between Salt Pond and the Lender and the agreement between the Principal Reporting Person and the Lender and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.1
Joint Filing Agreement, dated December 1, 2017, by and among William C. Erbey, E. Elaine Erbey, Christiansted Trust, Frederiksted Trust, Erbey Holding Corporation, Inc., Carisma Trust, Venia, LLC and Salt Pond Holdings, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2017

/s/ William C. Erbey
William C. Erbey

/s/ E. Elaine Erbey
E. Elaine Erbey

Christiansted Trust

	By:	/s/ William C. Erbey
Name: William C. Erbey
Co-Trustee

	By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Co-Trustee

	By:	/s/ John R. Erbey
Name: John R. Erbey
Co-Trustee

	By:	/s/ William C. Erbey
Name: Salt Pond Holdings, LLC Title: Co-Trustee Signed By: Name: William C. Erbey
Title: President

Frederiksted Trust

By:	/s/ William C. Erbey
Name: William C. Erbey
Co-Trustee

By:	/s/ John R. Erbey
Name: John R. Erbey
Co-Trustee

By:	/s/ William C. Erbey
Name: Salt Pond Holdings, LLC Title: Co-Trustee Signed By: Name: William C. Erbey
Title: President

Erbey Holding Corporation, Inc.
By:	Carisma Trust, its Sole Shareholder
By:	Venia, LLC, Carisma Trust’s Sole Trustee

By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Title: Member

Carisma Trust
By:	Venia, LLC, its Sole Trustee

By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Title: Member

Venia, LLC

By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Title: Member

Salt Pond Holdings, LLC

By:	/s/ William C. Erbey
Name: William C. Erbey
Title: President